Exhibit (f)(1)

RETIREMENT AGREEMENT

[New York Board Form]

This Retirement Agreement (“Agreement”), dated as of November 14, 2007, is made by and between ________________ (“Independent Director”) and each of the DWS Scudder Funds listed in Schedule A attached hereto (“Funds”).

WHEREAS, the Independent Director has served as an independent trustee or director of certain of the Funds for a significant number of years;

WHEREAS, in accepting this position, the Independent Director has reserved time in his or her schedule of commitments sufficient to meet the requirements of such service and, accordingly, has forgone or not pursued other opportunities for compensated service;

WHEREAS, the Board of each of the Funds has concluded that it would be desirable and in the best interests of the Fund to create a unified board structure where the board members of the Funds and those of other DWS Scudder Funds would be primarily the same individuals (the “Consolidated Board”);

WHEREAS, pursuant to a Plan of Consolidation adopted by the Board of each Fund, the effective date for the Consolidated Board is expected to be April 1, 2008 (the "Consolidation Date");

WHEREAS, the Board of each of the Funds has expressed its willingness to elect up to four nominees currently serving on boards overseeing other DWS Scudder Funds in order to constitute the Consolidated Board;

WHEREAS, in order to facilitate the elections of nominees currently serving on other boards, the Independent Director has volunteered to resign as a director of each Fund as of the Consolidation Date;

WHEREAS, unlike other fund complexes, the Funds have not adopted plans providing for any retirement or pension benefit for their trustees or directors;

WHEREAS, the Board of each of the Funds has determined that in consideration of the Independent Director’s voluntary decision to retire as a trustee or director of the Funds prior to the normal retirement date specified in the current retirement policy of the Funds, his or her past service to the Funds, and the other covenants contained herein, it is desirable and appropriate in the circumstances to provide a one-time retirement benefit to the Independent Director; and

WHEREAS, DIMA will benefit from the proposed consolidation of multiple boards through increased efficiencies and reduced costs in connection with operating and managing the DWS Scudder Funds and coordinating with their respective Boards, and, accordingly, the Boards have requested, and DIMA has agreed, by separate agreement of even date herewith, to reimburse the Funds for all costs of the retirement benefit and to provide certain additional appurtenances and indemnities for the benefit of the Independent Directors.

NOW THEREFORE, for and in consideration of the premises and the mutual covenants contained herein, the parties agree as follows:

1.         Payment of One-Time Retirement Benefit. Within ten (10) days following the Consolidation Date the Funds shall make a one-time lump sum cash payment via federal wire transfer equal to such Independent Director’s annual compensation immediately preceding the Consolidation Date multiplied by the lesser of (i) 2 years; or (ii) the number of years (and/or portion thereof) from the Consolidation Date to his or her normal retirement date (determined in accordance with the Funds' retirement policy, including any waivers or extensions previously approved) (such period is hereinafter referred to as the “Payment Period”).

2.         Non-Competition. In consideration of the mutual agreements contained herein, the Independent Director agrees that, without the prior written consent of the Funds, he or she shall not in any way, directly or indirectly, solicit, accept, or serve in any position as a director, trustee, or equivalent role on the board of any investment company registered with the Securities and Exchange Commission, for the duration of the Independent Director’s Payment Period; provided however, the Independent Director may continue to serve in any such role(s) he or she holds as of the date of this Agreement. The Independent Director acknowledges and agrees that the Funds shall be entitled to seek and obtain preliminary and/or permanent injunctive relief to prevent any actual or threatened breach of this provision.

3.         Consulting Services. For a period of three years following the Consolidation Date, the Independent Director shall remain available for consultation with the Funds regarding the business of the Funds, as may be requested from time to time by the Funds and at such times as may be mutually convenient to the parties. Such consultation shall be provided without further compensation, except that the Funds shall (i) reimburse the Independent Director for any out-of-pocket expenses, and (ii) compensate the Independent Director at a mutually agreeable rate for any consultation services rendered in excess of 10 hours in any calendar quarter.

4.         Maintenance of Rights to Indemnification, Defense, and Advancement of Expenses. The Funds shall take all actions reasonably necessary to assure that this Agreement, the retirement of the Independent Director, and/or the election or appointment of members of the Consolidated Board shall not reduce or impair any rights of the Independent Director to indemnification, defense, advancement of expenses, or other rights, for or with respect to actual or threatened claims, liability, or expense that the Independent Director may incur or suffer arising from or with respect to the Independent Director’s service in such capacity, or in conjunction with this Agreement, except to the extent that the Consolidated Board determines in the exercise of its duties to modify the rights of all Directors, past and present, without distinction. It is understood that any such modification of rights shall not, without the written consent of the Independent Director, serve to modify any contractual rights that the Independent

Director may have under any agreement to which the Independent Director and the Funds are parties.

5.         Maintenance of Insurance Coverage. For the six-year period following the Consolidation Date, the Funds currently expect to maintain, D&O/E&O Insurance and IDL Insurance that is substantially equivalent in scope to the current coverage, and in amounts providing aggregate coverage with respect to the Funds and all funds overseen by the Consolidated Board of at least $100 million for D&O/E&O Insurance and at least $25 million for IDL Insurance, subject however to the right of the Consolidated Board in the exercise of its duties to determine that a lower level of insurance coverage is in the best interests of the Funds provided that any such reduction in coverage apply equally to their present and former directors.

6.         Limitation of Liability. In the case of each Fund organized as a Massachusetts business trust reference is made to the trust’s Declaration of Trust on file with the Secretary of the Commonwealth of Massachusetts, and it is expressly agreed that the obligations of each Fund referenced above are not binding upon any of the trustees, officers, or shareholders of such trust, but only upon the assets and property of the Fund (or applicable portfolio series thereof).

7.         Recitals. The Recitals set forth above shall be construed as substantive in nature, and are an integral part of this Agreement.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first set forth above.

The DWS Scudder Funds listed in Schedule A severally By: _________________________________ Michael G. Clark, President
[INDEPENDENT DIRECTOR NAME] _____________________________________